                                                                    Exhibit 99.1

(51JOB, INC. LOGO)


FOR IMMEDIATE RELEASE

CONTACT:

Linda Chien
Investor Relations
51job, Inc.
(+86-21) 5292-0720
investor.relations@51job.com


    51JOB, INC. REPORTS FOURTH QUARTER AND FISCAL YEAR 2004 FINANCIAL RESULTS


SHANGHAI, MARCH 14, 2005 - 51JOB, INC. (NASDAQ: JOBS), a leading provider of integrated human resource services in China, announced today unaudited financial results for the fourth quarter and fiscal year ended December 31, 2004.

FOURTH QUARTER 2004 FINANCIAL SUMMARY:
o Total revenues of RMB120.4 million (US$14.5 million) increased 31.8% year-over-year
o    Fully diluted earnings per common share of RMB0.21
o    Fully diluted earnings per American Depositary Share (ADS) of RMB0.42

FISCAL YEAR 2004 FINANCIAL HIGHLIGHTS:
o Total revenues increased 63.6% over 2003 to RMB479.9 million (US$58.0 million)

o    Gross margin expanded to 50.8% from 45.9% in 2003
o Income before tax grew 166.0% to RMB95.2 million (US$11.5 million) from RMB35.8 million in 2003
o Net income increased 87.6% to RMB61.1 million (US$7.4 million) compared with RMB32.6 million in 2003

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, Inc., said, "Although fourth quarter results were below our expectations, 2004 was a strong year of growth and progress for 51job. In addition to significant year-over-year increases in revenues and net income, we achieved several operating milestones, including conducting transactions with over 140,000 corporate customers and expanding our nationwide network to 20 offices across China."

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2004 Financial Results
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Page 2


"For 2005, we remain focused on further strengthening our brand as the leading integrated human resource services provider in China," continued Mr. Yan. "We believe that we are uniquely positioned to serve customers of all sizes with our large geographic footprint, multiple distribution channels and broad array of products and services. Our salesforce, which is now over 1,000-strong nationwide, is aggressively acquiring new customers and up-selling new products and services to existing clients. We are building upon solid fundamentals and a significant market opportunity. We believe that 51job is poised for continued growth and profitability in 2005 and beyond."


FOURTH QUARTER 2004 UNAUDITED FINANCIAL RESULTS

Total revenues for the fourth quarter ended December 31, 2004 were RMB120.4 million (US$14.5 million), an increase of 31.8% from RMB91.3 million for the same quarter in 2003. Net revenues, which reflect total revenues less business taxes and related surcharges, increased to RMB114.2 million (US$13.8 million) in the fourth quarter of 2004 from RMB86.9 million in the same period last year. The year-over-year revenue growth was driven primarily by volume increases in the Company's recruitment advertising businesses.

Print advertising revenues for the fourth quarter of 2004 increased 30.2% to RMB73.9 million (US$8.9 million) compared with RMB56.8 million for the same quarter in 2003. The revenue increase was primarily due to the higher volume of recruitment advertisements placed in Career Post Weekly. The estimated number of print advertising pages generated in the fourth quarter of 2004 was 2,346 compared with 1,485 estimated pages in the December 2003 quarter.

Online recruitment services revenues for the fourth quarter of 2004 were RMB29.6 million (US$3.6 million), a 26.7% growth from RMB23.4 million for the fourth quarter last year. The increase was principally attributable to the higher number of unique employers using the Company's online recruitment services. Unique employers using online recruitment services increased to 22,966 in the fourth quarter of 2004 compared with 16,001 in the same period last year.

Executive search revenues for the fourth quarter of 2004 increased 24.7% to RMB6.0 million (US$0.7 million) from RMB4.8 million for the same quarter last year. For the fourth quarter of 2004, other human resource related revenues were RMB10.8 million (US$1.3 million), a 69.8% growth

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2004 Financial Results
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from RMB6.4 million for the December 2003 quarter due to increased customer acceptance of new products and services.

Gross profit for the fourth quarter of 2004 was RMB55.7 million (US$6.7 million), representing an increase of 27.8% from RMB43.6 million for the same quarter last year. Gross margin, which is equal to gross profit divided by net revenues, was 48.8% in the fourth quarter of 2004 compared with 50.1% in the year-ago quarter.

Operating expenses for the fourth quarter of 2004 were RMB37.0 million (US$4.5 million) compared with RMB23.7 million for the same period last year. Operating expenses as a percentage of net revenues was 32.4% for the fourth quarter of 2004 compared with 27.2% in the December 2003 quarter, due primarily to a planned increase in sales and marketing expenditures.

Sales and marketing expenses for the fourth quarter of 2004 grew to RMB20.1 million (US$2.4 million) from RMB11.8 million for the same quarter in 2003 mainly due to the hiring of additional sales personnel and increased spending on advertising, promotional and brand building activities.

General and administrative expenses for the fourth quarter of 2004 was RMB13.6 million (US$1.6 million) compared with RMB10.7 million for the fourth quarter last year due to higher costs associated with operating three more offices in 2004, personnel additions, professional services fees and increased expenses related to being a public company.

Net income for the fourth quarter of 2004 was RMB12.1 million (US$1.5 million) compared with RMB19.2 million for the same period in 2003. The year-over-year decrease in net income was affected by tax exemptions available to the Company in the December 2003 quarter, the substantial majority of which have expired. Fully diluted earnings per common share for the fourth quarter of 2004 was RMB0.21 compared with RMB0.43 for the same quarter in 2003. Fully diluted earnings per ADS in the fourth quarter of 2004 was RMB0.42 compared with RMB0.86 in the fourth quarter of 2003. The fully diluted weighted average number of common shares outstanding increased to approximately 56.6 million in the fourth quarter as a result of the issuance of 12,075,000 common shares in the Company's initial public offering and the conversion of 14,058,466 Series A Preference Shares into common shares.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2004 Financial Results
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Page 4


FISCAL YEAR 2004 UNAUDITED FINANCIAL RESULTS

Total revenues for 2004 were RMB479.9 million (US$58.0 million), an increase of 63.6% from RMB293.3 million for 2003. Net revenues increased to RMB456.1 million (US$55.1 million) in 2004 from RMB280.1 million in the prior year. The estimated number of print advertising pages generated in 2004 was 9,001 compared with 4,635 estimated pages in 2003. Unique employers using online recruitment services increased to 39,317 in 2004 compared with 25,880 in 2003.

Gross profit in 2004 grew 80.0% to RMB231.5 million (US$28.0 million) from RMB128.6 million in 2003. Gross margin improved to 50.8% in 2004 compared with 45.9% in the prior year due to economies of scale.

Net income in 2004 increased 87.6% to RMB61.1 million (US$7.4 million) compared with RMB32.6 million in 2003. The effective tax rate in 2004 was 35.8%, significantly higher than 8.9% in 2003 due to the expiration of a substantial majority of the Company's tax exemptions in late 2003. Fully diluted earnings per common share in 2004 was RMB1.26 compared with RMB0.75 in 2003. Fully diluted earnings per ADS in 2004 was RMB2.52 compared with RMB1.50 in 2003.

As of December 31, 2004, cash and cash equivalents were RMB848.3 million (US$102.5 million), an increase from RMB115.1 million as of December 31, 2003. The increase in cash was primarily the result of net proceeds of approximately US$77 million from the Company's initial public offering and higher net income.


BUSINESS OUTLOOK

Based on current market and operating conditions, the Company's revenue target is in the range of RMB132 to RMB138 million and the Company's fully diluted earnings per common share target is between RMB0.16 and RMB0.21 for the first quarter of 2005. In accordance with its sales and marketing plan, the Company increased spending on mass media advertising and promotion in the first quarter. Additionally, profitability in the first quarter of 2005 is expected to be impacted by increased headcount, higher costs associated with Sarbanes Oxley compliance, professional services fees and other expenses associated with being a public company.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2004 Financial Results
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Page 5


ADJUSTMENTS TO PRIOR QUARTERLY RESULTS

As previously announced, the Company had discovered a clerical error that affected some prior period results. The adjustments arose because, in the course of automating certain accounting processes at the Company, an accounting clerk erroneously made manual adjustments that duplicated the automated entries. The adjustment to the second quarter of 2004 will reduce previously reported revenues by RMB1.3 million (US$157,000) and previously reported net income by RMB0.8 million (US$94,000). The adjustment to the third quarter of 2004 will reduce previously reported revenues by RMB2.2 million (US$262,000) and previously reported net income by RMB1.4 million (US$169,000).


OTHER COMPANY NEWS

On October 4, 2004, the Company completed its initial public offering of 6,037,500 ADSs, including an over-allotment option to the underwriters to purchase an additional 787,500 ADSs, at US$14.00 per ADS. Each ADS represents two common shares. Additionally, upon the closing of the initial public offering, the Company's outstanding Series A Preference Shares of 14,058,466 were converted into common shares.

In February 2005, the Company announced the launch of a new sales office in Changchun, the capital of Jilin province. Publication and distribution of a local edition of Career Post Weekly commenced at the end of February.

In February 2005, Jones Haijun Yu was promoted to Vice President of Sales. Mr. Yu joined 51job at inception in 1998. He has held several positions within the organization, including responsibilities for online operations and distribution and merchandising, prior to assuming his leadership duties in sales management in 2000.


CONFERENCE CALL INFORMATION

Management of 51job will host a conference call at 8:30 a.m. Eastern Standard Time on March 14, 2005 (9:30 p.m. Shanghai / Hong Kong time zone) to discuss its fourth quarter and fiscal year 2004 results. The call will be available live and on replay in the "Investor Relations" section of 51job's website at www.51job.com or directly at ir.51job.com for U.S.-based participants. Please go to the

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2004 Financial Results
March 14, 2005
Page 6


website at least fifteen minutes early to register, download and install any necessary audio software. Participants may also dial into the teleconference at +1-800-946-0712 (+1-719-457-2641 for international callers) and provide the passcode 9408443. An audio replay will be available through March 21, 2005, by calling +1-888-203-1112 (+1-719-457-0820 for international callers) and entering the passcode 9408443.


ABOUT 51JOB

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Offering a broad array of products and services, 51job connects millions of job seekers with employment opportunities and streamlines the recruitment process and human resource administration for tens of thousands of companies in China. Through print advertisements in Career Post Weekly and online recruitment services at www.51job.com, both domestic Chinese employers and multinational companies alike are able to attract, identify and recruit new employees. 51job also provides executive search services and a number of other value-added human resource services, including training, proprietary software applications, business process outsourcing and salary surveys. 51job's nationwide network in China spans 20 cities with local editions of Career Post Weekly and Hong Kong.


SAFE HARBOR STATEMENT

Statements in this release regarding targets for the first quarter of 2005, future business and operating results constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management's current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the first quarter of 2005; any accounting adjustments that may occur during the quarterly close; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company's financial results, please refer to the Company's filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2004 Financial Results
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Page 7

targets prior to announcing final results for the first quarter or as a result of new information, future events or otherwise.

                         - FINANCIAL TABLES TO FOLLOW -

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2004 Financial Results
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Page 8


                                   51JOB, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                          FOR THE THREE MONTHS ENDED
                                                                            --------------------------------------------------------
                                                                            DECEMBER 31,          DECEMBER 31,          DECEMBER 31,
                                                                                2003                  2004                  2004
                                                                            (UNAUDITED)           (UNAUDITED)           (UNAUDITED)
                                                                            ------------          ------------          ------------
                                                                                 RMB                  RMB               USD (NOTE 1)
Revenues:
  Print advertising                                                           56,772,034            73,945,040            8,934,337
  Online recruitment services                                                 23,389,879            29,629,940            3,580,008
  Executive search                                                             4,822,007             6,015,427              726,808
  Other human resource related revenues                                        6,361,608            10,799,061            1,304,786
                                                                             -----------           -----------           ----------
Total revenues                                                                91,345,528           120,389,468           14,545,939
                                                                             -----------           -----------           ----------
Less: Business and related tax                                                (4,414,739)           (6,214,815)            (750,899)
                                                                             -----------           -----------           ----------
Net revenues                                                                  86,930,789           114,174,653           13,795,041
                                                                             -----------           -----------           ----------
Cost of services                                                             (43,364,928)          (58,483,535)          (7,066,216)
                                                                             -----------           -----------           ----------
Gross profit                                                                  43,565,861            55,691,118            6,728,825
                                                                             -----------           -----------           ----------
Operating expenses:
  Sales and marketing                                                        (11,833,966)          (20,115,071)          (2,430,384)
  General and administrative                                                 (10,705,711)          (13,606,899)          (1,644,040)
  Share-based compensation - share options (Note 2)                           (1,140,255)           (3,288,795)            (397,365)
                                                                             -----------           -----------           ----------
Total operating expenses                                                     (23,679,932)          (37,010,765)          (4,471,789)
                                                                             -----------           -----------           ----------
Income from operations                                                        19,885,929            18,680,353            2,257,035
Interest and investment income                                                   298,974             2,167,733              261,914
Other income (expense)                                                           860,755                (5,098)                (616)
                                                                             -----------           -----------           ----------
Income before provision for income tax                                        21,045,658            20,842,988            2,518,334
Income tax expense                                                            (1,876,885)           (8,776,388)          (1,060,398)
                                                                             -----------           -----------           ----------
Net income                                                                    19,168,773            12,066,600            1,457,935
                                                                             ===========           ===========           ==========
Amount allocated to participating holders of Series A
 Preference Shares                                                            (6,227,274)             (100,841)             (12,184)
                                                                             -----------           -----------           ----------
Income attributable to common shareholders                                    12,941,499            11,965,759            1,445,751
                                                                             ===========           ===========           ==========
Other comprehensive income:
  Currency translation adjustments                                              (456,622)              105,517               12,749
  Unrealized gain (loss) for investment                                           55,498               (59,236)              (7,157)
                                                                             -----------           -----------           ----------
Comprehensive income                                                          18,767,649            12,112,881            1,463,527
                                                                             ===========           ===========           ==========
Earnings per share:
  Basic                                                                             0.46                  0.22                 0.03
  Diluted                                                                           0.43                  0.21                 0.03

Earnings per ADS (Note 3):
  Basic                                                                             0.91                  0.44                 0.05
  Diluted                                                                           0.86                  0.42                 0.05

Weighted average number of common shares outstanding:
  Basic                                                                       28,426,537            54,397,014           54,397,014
  Diluted                                                                     30,066,064            56,585,937           56,585,937

-----------
Note 1: The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB8.2765 on December 31, 2004 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
Note 2: Aggregate share-based compensation expense was RMB1,308,398 for the three months ended December 31, 2003 and RMB3,688,666 (US$445,679) for the three months ended December 31, 2004.
Note 3:  Each ADS represents two common shares.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2004 Financial Results
March 14, 2005
Page 9


                                   51JOB, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                     FOR THE YEAR ENDED
                                                                      ---------------------------------------------------
                                                                      DECEMBER 31,       DECEMBER 31,        DECEMBER 31,
                                                                          2003               2004               2004
                                                                                         (UNAUDITED)         (UNAUDITED)
                                                                      ------------       ------------        ------------
                                                                          RMB                RMB             USD (NOTE 1)
Revenues:
  Print advertising                                                    182,606,297        300,651,791         36,325,958
  Online recruitment services                                           76,960,121        111,508,533         13,472,909
  Executive search                                                      15,748,331         24,907,914          3,009,474
  Other human resource related revenues                                 18,019,611         42,875,597          5,180,402
                                                                      ------------       ------------        -----------
Total revenues                                                         293,334,360        479,943,835         57,988,743
                                                                      ------------       ------------        -----------
Less: Business and related tax                                         (13,215,419)       (23,823,953)        (2,878,506)
                                                                      ------------       ------------        -----------
Net revenues                                                           280,118,941        456,119,882         55,110,238
                                                                      ------------       ------------        -----------
Cost of services                                                      (151,477,142)      (224,606,635)       (27,137,877)
                                                                      ------------       ------------        -----------
Gross profit                                                           128,641,799        231,513,247         27,972,361
                                                                      ------------       ------------        -----------
Operating expenses:
  Sales and marketing                                                  (38,619,523)       (67,271,096)        (8,127,964)
  General and administrative                                           (38,135,612)       (55,175,493)        (6,666,525)
  Share-based compensation - share options (Note 2)                    (13,482,546)       (18,678,238)        (2,256,780)
  Share-based compensation - founder shares                             (4,622,466)                 -                  -
                                                                      ------------       ------------        -----------
Total operating expenses                                               (94,860,147)      (141,124,827)       (17,051,269)
                                                                      ------------       ------------        -----------
Income from operations                                                  33,781,652         90,388,420         10,921,092
Interest and investment income                                             930,288          2,846,422            343,916
Other income                                                             1,080,334          1,966,374            237,585
                                                                      ------------       ------------        -----------
Income before provision for income tax                                  35,792,274         95,201,216         11,502,594
Income tax expense                                                      (3,192,011)       (34,058,184)        (4,115,047)
                                                                      ------------       ------------        -----------
Net income                                                              32,600,263         61,143,032          7,387,547
                                                                      ============       ============        ===========
Amount allocated to participating holders of Series A
 Preference Shares                                                     (10,615,466)       (13,986,417)        (1,689,895)
                                                                      ------------       ------------        -----------
Income attributable to common shareholders                              21,984,797         47,156,615          5,697,652
                                                                      ============       ============        ===========
Other comprehensive income:
 Currency translation adjustments                                           76,964            236,144             28,532
 Unrealized gain (loss) for investment                                    (297,532)          (299,451)           (36,181)
                                                                      ------------       ------------        -----------
Comprehensive income                                                    32,397,695         61,079,725          7,379,898
                                                                      ============       ============        ===========
Earnings per share:
  Basic                                                                       0.83               1.32               0.16
  Diluted                                                                     0.75               1.26               0.15

Earnings per ADS (Note 3):
  Basic                                                                       1.65               2.65               0.32
  Diluted                                                                     1.50               2.52               0.30

Weighted average number of common shares outstanding:
  Basic                                                                 26,594,228         35,593,374         35,593,374
  Diluted                                                               29,323,325         37,483,019         37,483,019

-----------
Note 1: The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB8.2765 on December 31, 2004 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2: Aggregate share-based compensation expense was RMB18,701,563 for the year ended December 31, 2003 and RMB20,489,734 (US$2,475,652) for the year ended December 31, 2004.

Note 3:  Each ADS represents two common shares.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2004 Financial Results
March 14, 2005
Page 10


                                   51JOB, INC.
                           CONSOLIDATED BALANCE SHEETS

                                                                           DECEMBER 31,      DECEMBER 31,      DECEMBER 31,
                                                                               2003              2004              2004
                                                                                             (UNAUDITED)       (UNAUDITED)
                                                                           -----------       -----------       -----------
                                                                               RMB               RMB           USD (NOTE 1)
ASSETS
Current assets:
  Cash                                                                     115,084,572       848,292,672       102,494,131
  Accounts receivable (net of allowance of RMB1,318,528 and
   RMB3,689,222 as of December 31, 2003 and December 31, 2004,
   respectively)                                                            17,419,248        23,252,468         2,809,457
  Prepayments and other current assets                                       8,657,133        14,675,948         1,773,207
  Deferred tax assets, current                                               4,412,423         7,426,098           897,251
                                                                           -----------       -----------       -----------
Total current assets                                                       145,573,376       893,647,186       107,974,045
                                                                           -----------       -----------       -----------
Investments                                                                 10,479,008        10,495,490         1,268,107
Property and equipment                                                      17,849,517        22,534,875         2,722,754
Intangible assets                                                            7,712,595         6,126,749           740,258
Other long-term assets                                                       3,638,418         4,201,919           507,693
Deferred tax assets, non-current                                               151,365           376,122            45,445
                                                                           -----------       -----------       -----------
Total assets                                                               185,404,279       937,382,341       113,258,303
                                                                           ===========       ===========       ===========
LIABILITIES
Current liabilities:
  Accounts payable                                                          11,140,037         9,820,033         1,186,496
  Due to related parties                                                     6,504,773         1,577,873           190,645
  Salary and employee related accrual                                        9,148,551        11,698,665         1,413,480
  Taxes payable                                                              6,036,064        30,586,768         3,695,616
  Advance from customers                                                    17,447,831        17,777,757         2,147,980
  Other payables and accruals                                                3,504,953        13,933,686         1,683,524
  Deferred tax liabilities, current                                          2,313,982           169,237            20,448
                                                                           -----------       -----------       -----------
Total current liabilities                                                   56,096,191        85,564,019        10,338,189
                                                                           -----------       -----------       -----------
Deferred tax liabilities, non-current                                           23,533                 -                 -
                                                                           -----------       -----------       -----------
Total liabilities                                                           56,119,724        85,564,019        10,338,189
                                                                           -----------       -----------       -----------
Commitments and contingencies                                                        -                 -                 -

Shareholders' equity:
  Common shares (US$0.0001 par value; 57,000,000 shares
   authorized, 28,772,115 and 55,616,678 shares issued and
   outstanding as of December 31, 2003 and December 31, 2004,
   respectively)                                                                23,816            46,044             5,563
  Series A Preference Shares (US$0.0001 par value; 15,000,000 shares authorized; 13,678,466 issued and outstanding as of
   December 31, 2003 with liquidation value of US$1.0417)                       11,332                 -                 -
  Additional paid-in capital                                               213,866,913       869,125,807       105,011,274
  Deferred share-based compensation                                        (46,338,280)      (40,154,027)       (4,851,571)
  Statutory reserves                                                         9,470,398        16,756,461         2,024,583
  Other comprehensive loss                                                    (438,351)         (501,659)          (60,612)
  Retained earnings/(accumulated deficit)                                  (47,311,273)        6,545,696           790,877
                                                                           -----------       -----------       -----------
Total shareholders' equity                                                 129,284,555       851,818,322       102,920,114
                                                                           -----------       -----------       -----------
Total liabilities and shareholders' equity                                 185,404,279       937,382,341       113,258,303
                                                                           ===========       ===========       ===========

-----------
Note 1: The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB8.2765 on December 31, 2004 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

                                      ###